ROID GROUP, INC.

10827 Cloverfield Pt.

San Diego, CA 92131

Amanda Ravitz

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 8,  2015

Re: ROID Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 4, 2015

File No. 333-201836

Dear Ms. Ravitz,

This letter sets forth the response of ROID Group, Inc. (“ROID” or the “Company”) to the Staff’s comment letterreceived September 30, 2015.  Further, we have filed an Amendment No. 4 to the Registration Statement on Form S-1 filed February 13, 2015, to address the comments as referenced in our responses below.

Our future success may be dependent upon our obtaining licenses, page 12

1. We note that in response to prior comment 7 you removed your disclosure that you would be working with the South Korean government to obtain intellectual property rights. Please tell us why it is no longer necessary to work with that government to obtain intellectual property rights and revise your disclosure as appropriate.

Response: The Company plans on not filing for a patent or design process at this time in order to protect the Company’s QD production process from its competitors. In the future, the Company will decide whether to patent our processes. The Company has updated the risk factor.

If a market develops for our shares, sales of our shares relying upon Rule 144…, page 18

2. We note your response to prior comment 10. Please note that Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. See “Revisions to Rules 144 and 145: A small Entity  Compliance Guide” available at https://www.sec.gov/info/smallbus/secg/rules144-145-secg.htm. Please also refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, and also see the note to the definition of “shell company” under Securities Act Rule 405 that for purposes of that definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination. Given these sources, we are unable to agree with your position that the company is not a shell company as defined by Rule 144(i). Please revise your disclosure accordingly or provide us with a more detailed analysis of your position, citing all legal authority upon which you rely.

Response: While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

The Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since inception.  Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are, (i) a very specific business purpose (ii) a bona fide plan of operations, (iii) revenue generation strategy, and (iv) operating expenses. The Company’s business plan and purpose is to research, develop, market and put into production the creation of Quantum Dots for many purposes from Health Care to monitor screens. In furtherance of this business plan the Company has:

a.

Developed the water based manufacturing method for Quantum Dots;

b.

Employs two of the leading scientists in the world in the area of Nuclear and Quantum Engineering, who were the creators of our manufacturing methods;

c.

Our Officers and Directors are involved in the day to day operations of the Company;

d.

The Company has already created test batches of our Quantum Dots, and worked on the calculations and procedures needed to scale up our manufacturing to a large scale production;

e.

The Company has entered into over $500,000 in funding through private investments with private investors;

f.

Has total assets over $300,000;

g.

Has two employees besides its officers and directors;

h.

Sourced the raw materials for production;

i.

Is in the process of locating a manufacturing warehouse in South Korea;

j.

Has a defined plan of operations;

k.

The Company used $65,723, and $80,089 in operating expenses for the six month periods ended June 30, 2015 and 2014;

l.

Has audited its financials with a PCAOB approved auditor; and,

m.

Has prepared and filed this registration statement with the SEC in order to further its business goals.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. The Company is a development stage company engaged in the production, manufacturing and marketing of Quantum Dots. Its business purpose and plan is to produce Quantum Dots using its Water Based Methods and to sell those Quantum Dots to other manufacturers for use in their products. The Company has no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

Shares Offered by the Company, page 27

3. We note your response to prior comment 18 and continue to note that your disclosure under “Use of Proceeds” indicates that your officers and directors will receive compensation from the proceeds of your offering, and that the amount of such compensation will vary based on the amount of securities sold. As requested by prior comment 18, please revise your disclosure to reconcile your reliance on Exchange Act Rule 3a4-1(a)(2) or provide us with a more detailed analysis of how your disclosure is consistent with reliance on Exchange Act Rule 3a4-1, citing all authority upon which you rely.

Response: The Officers and Directors compensation from the proceeds of the offering will not vary based on the amount of securities sold. The Use of Proceeds table varies as to the amount spent on the hiring of additional employees, and independent contractors and their levels of compensation not as to the amount of compensation of our Officers and Directors.

4. We note your response to prior comment 20 and that your disclosure in the last paragraph on page 36 now indicates that the company “intends” to become a “reporting issuer” under Section 12(g) of the Exchange Act, as amended, by way of filing a Form 8-A with the SEC. Please continue to revise your disclose to indicate any considerations that would affect your intent to register your securities under the Exchange Act after your registration statement has been declared effective. If there are any circumstances that would cause you not to register your securities under the Exchange Act, please revise your disclosure regarding your Section 16 and proxy statement obligations as appropriate.

Response: The Company will become a reporting issuer, if the registration statement is declared effective, and has updated the language in the paragraph.

Products, page 33

5. We note your disclosure that you originally discovered your water-based manufacturing method while working as lecturers and researchers at a university. We also note from your response to prior comment 24 that your officers and directors experimented and researched the production and manufacturing of quantum dots while at universities. Please disclose if third parties have any ownership interests in your intellectual property and include risk factor disclosure as appropriate.

Response: The Company has disclosed that there are no third parties that have ownership interests in our intellectual property.

Employees, page 37

6. Please reconcile your disclosure that your officers and directors serve on a part-time basis with your disclosure that Dr. Kim works 42 hours per week.

Response: The Company has reconciled this disclosure.

Liquidity and Capital Resources, page 41

7. We note the changes made to this section in response to our prior comment 34. Based on disclosures in your June 30, 2015 statement of cash flows, it appears the only source of cash during the 2015 interim period was from the payment of a loan receivable. However, the disclosures in the last sentence of the last paragraph of this section regarding the source of your cash during the six month period ending June 30, 2015 indicates the period included cash provided by “the sale of equity and capital contributions” which does not appear to be consistent with disclosures in your June 30, 2015 cash flow statement. Please revise the disclosures in this section to accurately describe the sources of cash received during the six month period ending June 30, 2015.

Response:The Company has revised this disclosure and removed the reference to the sale of equity and capital contributions.

Executive Compensation and Corporate Governance, page 44

8. Your disclosure on page 47 indicates you paid your director $5,000 per month during 2014, however, your table only shows that Dr. Kim was paid $48,000 during 2014. Please tell us how your disclosure reconciles to the disclosure regarding the consulting agreement and revise your disclosure as appropriate.

Response: The Company has corrected the amount Dr. Kim was paid in 2014 to $63,000. Dr. Kim received a $3,000 bonus during the first quarter on top of his regular $5,000 a month salary.

Transactions With Related Persons…, page 47

9. Please identify the related person from whom you rent office space.

Response: We rent our office space from our Secretary Myoungae Cha. We have updated our disclosure as such.

Financial statements as of December 31, 2014 and 2013

Notes to the financial statements, page F-6

10. We see that the numerical designation for Notes “1” and “2” have been applied multiple times to distinctly separate footnotes resulting in sequential errors in the numbering of your financial statement footnotes. For example, the notes “Nature of Business and Continuance of Operations”, “Related Party Transactions” and “Loan receivable” are each labeled as Note 1. Similar discrepancies in footnote numerical sequencing also apply to the interim financial statements for the six months ended June 30, 2015 beginning on page F-14. Please revise the notes to the financial statements to include footnotes presented in a numerically sequential fashion and to remove any duplication of footnote numbers during the periods to which the financial statement footnotes relate.

Response:The Company has corrected this formatting error.

ROID Group, Inc.

/s/ Dr. Kwanghyun Kim

Dr. Kwanghyun Kim – CEO and Director